Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

July 14, 2008

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Custom Automated Systems, Inc. Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Filed: June 18, 2008 File No. 333-149194

Dear Ms. Long:

Enclosed herewith for filing on behalf of Custom Automated Systems, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 6 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 18, 2008.

We received your letter of July 7, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of July 7, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
July 14, 2008

Risk Factors. page 5

If we are unable to consummate our business combination .... page 8

1.	We note your response to comment 5 in our letter dated April 24, 2008. Please delete the language relating to conversion and extension rights, which does not appear applicable to your filing.

We have removed the language indicated.

Securities Exchange Act Offering Requirements and Rule 419 Interplav. page 14

2.	We note your response to comment 7 in our letter dated April 24, 2008. However, it still appears that this section does not apply to your offering. Please clarify or delete this language.

We have removed the section.

Exhibit 4.1 - Escrow Agreement

3.
It is unclear whether the securities and funds will be deposited into an escrow account maintained by an insured depository institution or a separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000, in which the broker or dealer acts as trustee for persons having the beneficial interests in the account, as required by Rule 419(b)(1)(i). Please revise.

We have revised Exhibit 4.1.

4.	Please clarify the references to gift share distributions, Gift Shares and Gift Share Donees, since these terms appear inapplicable to your offering.

We have removed the references from the Exhibit.

5.	Please revise the agreement so that it contains the provisions of paragraphs (b)(2), (b)(3), and (e)(3) of Rule 419.

This letter responds to all comments contained in your letter of July 7, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of July 7, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
July 14, 2008

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

/s/
Michael S. Krome

cc: Custom Automated Systems, Inc.